Exhibit 99.1

Daqo New Energy Announces A Long-Term High-Purity Polysilicon Supply

Agreement with Wuxi Shangji Automation

Shihezi, China -- August 24, 2020 -- Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that it signed a long-term high-purity polysilicon supply agreement with Wuxi Shangji Automation (SSE:603158) (“Shangji”), a leading high-end intelligent equipment provider for manufacturing industries including the solar PV industry. Shangji started its mono-wafer manufacturing business in 2019 and has quickly been recognized as a high-quality mono-wafer provider.

Under the supply agreement, Daqo New Energy will provide Shangji with high-purity mono-grade polysilicon in a total amount of 21,600 ~ 32,000 MT with 2,400 ~ 3,200 MT in the period from September to December 2020, 9,600 ~ 14,400 MT in 2021 and 9,600 ~ 14,400 MT in 2022. Actual prices will be negotiated by both parties on a monthly basis according to market conditions. As part of the supply agreement, Shangji will make an advance payment to Daqo New Energy.

Mr. Jianliang Yang, Chairman of Wuxi Shangji Automation, commented, "We are full of confidence in the consistent growth of the solar PV market and the fast growing demand for high-efficiency mono wafer products. We are very pleased to establish a strategic relationship with Daqo New Energy, one of the most important high-purity mono-grade polysilicon providers in the industry. We will continue to execute our capacity expansion plan in the mono-wafer sector, with Daqo New Energy as one of our key raw material providers, to produce more high-efficiency mono wafer products to address fast growing demand.”

Mr. Longgen Zhang, Chief Executive Officer of Daqo New Energy, commented, “We are very excited to strengthen our partnership with Wuxi Shangji Automation, a very important new customer with a visionary strategy in the mono-wafer sector. Mono-crystalline solar products have already dominated the solar PV market thanks to their high-efficiency and competitive overall costs. We will continue to work closely with leading mono wafer manufacturers with our first-class quality and fast-growing capacity to make solar PV a cost competitive, clean, sustainable, and revolutionary energy resource.”

About Wuxi Shangji Automation

Wuxi Shangji Automation Co., Ltd. (SSE: 603185), established in 2002, is a leading high-tech intelligent equipment and technology provider specialized in the R&D, design, integration, manufacturing and service of the cutting process of solar PV, sapphire and semiconductor materials. In 2019, Wuxi Shangji started its business in R&D and manufacturing of mono wafer, which is an intermediate product of widely used high-efficiency mono-crystalline solar PV modules.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world's lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang, China currently has an annual polysilicon nameplate capacity of 70,000 metric tons.

For more information, please visit http://www.dqsolar.com

Daqo New Energy Corp.

Investor Relations

Phone: +86-187 1658 5553

Email: dqir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

Email:rvanguestaine@christensenir.com

In the U.S.
Mr. Tip Fleming
Phone: +1-917-412-3333
Email:tfleming@Christensenir.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.